Exhibit 99.2

This notice is not an offer to sell securities in the United States. Any transactions involving offers of securities referred to in this notice cannot, and will not, be carried out by VCP, Aracruz or their respective affiliates absent registration or an exemption from registration. The stock swap merger is being conducted pursuant to the Brazilian Corporation Law. It involves securities of Brazilian companies and is subject to disclosure requirements that are different from those of the United States. The stock swap merger is being conducted pursuant to exemptions from registration provided under the US Securities Act of 1933, as amended, or the Securities Act. The new VCP common shares that will be distributed to Aracruz shareholders in connection with the stock swap merger, if approved, have not yet been registered with the Securities and Exchange Commission, or the SEC. If the stock swap merger is approved, VCP intends to (1) register with the SEC under the US Securities Exchange Act of 1934, as amended, the new VCP common shares and (2) submit a listing application to the New York Stock Exchange for the new VCP ADSs that, in each case, will be distributed to holders of Aracruz shares and ADSs, respectively, as a result of the stock swap merger. Neither Aracruz nor VCP or any of their respective affiliates is asking you to send them a proxy and you are requested not to send a proxy to Aracruz, VCP or any of their respective affiliates.

KPMG Corporate Finance Ltda.	Central Tel	55 (11) 3245-8000
Av. 9 de Julho, 5.109 - 6º andar	Fax	55 (11) 3245-8309
01407-905 - São Paulo, SP - Brasil	Internet	www.kpmg.com.br

To

The Board of Directors of

Votorantim Celulose e Papel S.A.

July 20, 2009

Att.: Mr. Osvaldo Ayres Filho

Dear Sirs:

According to the terms of our proposal for rendering services, dated October 2, 2008, and pursuant to subsequent understandings, we conducted an appraisal of the Shareholders’ Equity at Market Prices of Votorantim Celulose e Papel S.A. and its subsidiaries and associated companies, whose report is attached.

We consider that the services subject matter of our contract have been fully concluded against the delivery of this report.

Yours sincerely,

Luis Augusto Motta	Luiz Renato G. Pereira
Partner	Director

Note:	This document is a free translation of the original document in Portuguese. In case of any differences, the document in Portuguese should prevail.

KPMG Corporate Finance Ltda., is a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.	KPMG Corporate Finance Ltda. is a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

	Glossary		3

1.	Relevant notes		5

2.	Executive summary		9

3.	Information about the appraiser		14

4.	Information about the Company		17

5.	Appraisal of shareholders’ equity at market prices		26

6.	Conclusion		35

	Attachments

	I.	Shareholders’ Equity at Market Prices of VCP on December 31, 2008	37

	II.	Macroeconomic market data used in the projections	46

	III.	Résumés	49

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	2

Glossary	Free translation of the original document in Portuguese

Entities mentioned		Sundry terms
VCP or Company	Votorantim Celulose e Papel S.A.	CDI	Interbank Deposit Certificate
Aracruz	Aracruz Celulose S.A.	COFINS	Contribution for Social Security Funding
KPMG	KPMG Corporate Finance Ltda.	LIBOR	London Inter Bank Offered Rate
DTT	Deloitte Touche Tohmatsu Consultores Ltda.	ICMS	Value-Added Tax on Sales and Services
BM&F	Bolsa de Mercadorias & Futuros	PIS	Social Integration Program
FGV	Fundação Getúlio Vargas	TJLP	Long-term interest rate - BNDES
Asapir	Asapir Produção Florestal e Comércio Ltda.
Newark	Newark Financial Inc.
VCP-MS	VCP-MS Celulose Sul Mato-Grossense Ltda.
Normus	Normus Empreendimentos e Participações Ltda.
VCP North America	VCP North America Inc.
VCP Trading	VCP Trading NV.
VCP OH Kft	VCP Overseas Holding Kft
VCP OH Limited	VCP Overseas Holding Limited
VCP Asia	VCP Asia Shangai Office
VCP Terminais	VCP Terminais Portuários S.A.
VOTO IV	Voto-Votorantim Overseas Trading Operations N.V. IV
Ripasa Int.	Ripasa International Ltd.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	3

Contents	Free translation of the original document in Portuguese

	Glossary		3

1.	Relevant notes		5

2.	Executive summary		9

3.	Information about the appraiser		14

4.	Information about the Company		17

5.	Appraisal of shareholders’ equity at market prices		26

6.	Conclusion		35

	Attachments

	I.	Shareholders’ Equity at Market Prices of VCP on December 31, 2008	37

	II.	Macroeconomic market data used in the projections	46

	III.	Résumés	49

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	4

1. Relevant notes	Free translation of the original document in Portuguese

•

Votorantim Celulose e Papel S.A. (“VCP” or “Company”) notified the market by means of a public announcement, dated January 20, 2009, of the conclusion of negotiations with the members of the Lorentzen, Moreira Salles and Almeida Braga Families for the acquisition of common shares issued by Aracruz Celulose S.A. (“Aracruz”) representing approximately 28.03% of the voting capital. In a public announcement published on March 5, 2009, VCP communicated the signing of a contract for the acquisition of common shares issued by Aracruz, representing approximately 28.03% of the voting capital, belonging to the Safra Family, as a result of the exercise of the right to joint sale in view of the transaction carried out with the Lorentzen, Moreira Salles and Almeida Braga Families.

•

KPMG Corporate Finance Ltda. (“KPMG”) was contracted by the Management of VCP for an appraisal of the Shareholders’ Equity at Market Prices of the Company and its subsidiaries and associated companies, in compliance with the requirements of art. 264 of Brazilian Law 6404/76.

•

The information contained in this Appraisal Report was based on the audited financial statements of the Company as of December 31, 2008, on management information relating to the Company, submitted by its Management, and on information available to the public in general, by means of public sources.

•

The Company, through designated professionals, supplied information referring to data, projections, assumptions and estimates relating to the Company and its market, used in this Appraisal Report. KPMG used the abovementioned information and discussions with the professionals of the Company or other representatives hereof as a basis.

•

KPMG obtained information from public sources that it considers reliable. The public information used included quotations of contracts in futures markets, among others, for the values of assets and liabilities of the Company resulting from our calculations to be obtainable based on more current information, which is consequently more in keeping with its realization expectations.

•

KPMG was not responsible for independently verifying any information available to the public, received from the Company, or from third parties contracted by the Company, or offered thereto in the preparation of this Appraisal Report. Neither does KPMG assume responsibility for the precision, accuracy or sufficiency of this information. KPMG analyzed the consistency of the information received and accepted it and used it, in the sphere of its analysis, as it considered this information consistent. However, KPMG does not express an opinion about the trustworthiness of the presentation of the information mentioned, and emphasizes that any errors, alterations or modifications in this information could significantly affect the analyses of KPMG.

•

During the course of our work, we performed analysis procedures whenever necessary. However, we emphasize that our appraisal work did not constitute an audit of the financial statements or any other information presented to us by the Company, and it should not be considered as such.

•

For the preparation of this Appraisal Report, KPMG adopted the assumption of faith, with express consent of the Company, in the accuracy, content, veracity, completeness, sufficiency and integrality of all the data that was provided or discussed, in order not to assume or to go through with the physical inspection of any assets and property, refraining, moreover, from preparing or obtaining independent appraisal of assets and liabilities of the Company, or of their solvency, considering consistent the information used in this appraisal report, with the Company assuming responsibility, including on behalf of its agents, partners and collaborators, for everything transmitted or discussed with KPMG.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	5

1. Relevant notes (cont’d)	Free translation of the original document in Portuguese

•

The market values of the fixed assets and inventories of spare parts of the Company and of its subsidiaries and associated companies were not subject to appraisal by KPMG. These values were obtained by the appraisal at market values of the fixed assets and inventories of spare parts executed by the specialized company Deloitte Touche Tohmatsu Consultores Ltda., which the results were presented in a report dated June 6, 2009.

•

The information referring to the data, to the projections, to the assumptions and to the estimates relating to the Company and to its market, used and contained in this Appraisal Report, is based on certain groups of reports and presentation layout that can differ considerably in relation to the group of accounts presented by the Company in the preparation of the Standardized Financial Statements, available to the public. This procedure was adopted to allow the projections presented to be consistent with the group of accounts presented in the management financial statements made available. Occasional differences in the groups of accounts do not have an impact on the results.

•

The information contained here is that used and/or presented by the Company, adjusted by KPMG, according to its judgment, referring to reasonableness, and is assumed to originate from the best appraisal of the Company and of its Management in relation to the evolution of the Company and of its market.

•

Unless expressly presented otherwise, as indicated in writing in specific notes or references, all the data, historical information, market information, estimates, projections and assumptions, included, considered, used or presented in this Appraisal Report are those submitted by the Company to KPMG.

•

The information related to the financial position of the Company, contained herein, is that available on December 31, 2008. Any change in these positions might affect the results of this Appraisal Report. KPMG does not assume any obligation concerning the updating, revision or amendment of this Appraisal Report, as a result of the disclosure of any information subsequent to December 31, 2008, or as a result of any subsequent event.

•

The corporate structures and the percentages of interest in associated and subsidiary companies presented in this report were informed by Company Management, according to the base date as of December 31, 2008, and were not subject to an independent verification by KPMG.

•

It is worth emphasizing that the appraisal of Shareholders’ Equity at Market Prices of VCP was impacted by the appraisal of Shareholders’ Equity at Market Prices of Aracruz, whose report was issued by KPMG on the same date as this one. The appraisal of Aracruz considered the renegotiation of its financial liabilities executed with certain creditor banks, whose debt renegotiation contract was signed on May 13, 2009.

•

As per a specific request from Company Management, the Shareholders’ Equity at Market Prices of the Company was appraised considering the percentage of interest of VCP in Aracruz as of December 31, 2008, without considering the increases of VCP’s interest in Aracruz that occurred subsequent to that date. Potential effects of the increase of VCP’s interest in Aracruz influence the Shareholders’ Equity at Market Prices of VCP.

•

There are no guarantees that the assumptions, estimates, projections, partial or total results or conclusions used in this Appraisal Report will be effectively attained or verified, in whole or in part. The realized future results of the Company may differ from those projected, and these differences can be significant, possibly resulting from various factors, including, but not limited to, changes in the market conditions. KPMG does not assume any responsibility in relation to these differences.

•

This Appraisal Report was generated according to economic and market conditions, among others, available on the date of its preparation, whereby the conclusions presented are subject to variations due to a range of factors over which KPMG has no control.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	6

1. Relevant notes (cont’d)	Free translation of the original document in Portuguese

•

For the performance of the work, KPMG adopted the assumption that all the approvals of a governmental or regulatory or of any other nature, besides waiver, rider or repricing of contracts necessary for the deal lined up were or will be obtained, and that no potential modification required on account of these acts will cause adverse equity effects for the Company. KPMG was not responsible for defining or analyzing the legal aspects inherent to this restructuring process involving VCP and Aracruz.

•

KPMG emphasizes that its services do not include counseling of any nature, such as legal or accounting advice. The content of this material is not and should not be considered a promise or assurance in relation to the past or to the future, or a recommendation for the share substitution ratio price.

•

This Appraisal Report was prepared in accordance with the terms of art. 264 of Law 6404/76. This Appraisal Report does not represent or constitute a proposal, request, suggestion or recommendation by KPMG for ratio of the merger of shares of VCP and of Aracruz (“Merger of Shares”), whereas the Company shareholders in possession of voting shares (Shareholders) are fully responsible for any decision made. KPMG cannot assume responsibility or be held accountable for the decisions of the Shareholders.

•

The Shareholders should conduct their own analyses in relation to the convenience of Merger of Shares of the merged companies in relation to the merging company, and should consult their own financial, tax and legal advisors, to define their own opinions about the Mergers of Shares, in an independent manner. The Appraisal Report should be read and interpreted in light of the restrictions and qualifications previously mentioned. The reader should take into consideration in his analysis the restrictions and characteristics of the sources of information used.

•	This Appraisal Report should be used exclusively in the context of the Merger of Shares.

•

This Appraisal Report cannot be circulated, copied, published or in any way used, neither can it be filed, included or referred to in whole or in part in any document without the prior consent of KPMG, although its use by third parties is allowed under the strict terms of article 264 of Law 6404/76.

•

Company and sector analysis reports drawn up by other institutions, perhaps due to their autonomy, can deal with assumptions in a manner unlike the approach of this appraisal and consequently present significantly different results.

•	This Appraisal Report was prepared according to the guidelines of CVM Instruction CVM 436/06 (which altered CVM Instruction 361/02).

•	The sum of individual values presented in this Appraisal Report can differ from the sum presented, due to the rounding off of figures.

•	We consider that the presentation of this Appraisal Report permanently concludes the services that were the subject matter of our proposal.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	7

Contents	Free translation of the original document in Portuguese

	Glossary		3

1.	Relevant notes		5

2.	Executive summary		9

3.	Information about the appraiser		14

4.	Information about the Company		17

5.	Appraisal of shareholders’ equity at market prices		26

6.	Conclusion		35

	Attachments

	I.	Shareholders’ Equity at Market Prices of VCP on December 31, 2008	37

	II.	Macroeconomic market data used in the projections	46

	III.	Résumés	49

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	8

2. Executive summary	Free translation of the original document in Portuguese

Introduction

•	The Managements of VCP and of Aracruz plan to execute corporate restructuring, whereby they will go through with the absorption of shares of Aracruz in the equity of VCP (“Merger of Shares”).

•

As a consequence of the Merger of Shares (a) the current shareholders of the Merged Company (Aracruz), which did not exercise the right to withdrawal, will receive shares issued by the Merging Company (VCP) and (b) VCP will become the owner of all the shares issued by Merged Company, whereupon the Merged Company will become a wholly-owned subsidiary of the Merging Company. For the issue of shares of VCP, the Managements of VCP and of Aracruz should establish the share substitution ratio (“Ratio of Exchange”) of the Merged Company to shares of the Merging Company.

•

KPMG was contracted by the Management of VCP for an appraisal of the Shareholders’ Equity at Market Prices of the Company, in compliance with the requirements of art. 264 of Law 6404/76, whose most relevant portions are reproduced below:

Art. 264 of Law 6404/76

“In the takeover, by the parent company, of a subsidiary company, the justification, submitted to the general meeting of the subsidiary, should contain, in addition to the information provided for in arts. 224 and 225, the calculation of the ratios of substitution of the shares of the non-controlling shareholders of the subsidiary with a basis on the value of the shareholders’ equity of the shares of the parent company and of the subsidiary with the two equities appraised according to the same criteria and on the same date, at market prices, or based on another criterion accepted by the Securities Commission, in the case of publicly-held companies”.

Objective of the appraisal

•

In accordance with the terms of our proposal dated of October 2, 2008, and respective rider of January 27, 2009, we conducted an independent appraisal of the Shareholders’ Equity at Market Prices of VCP (parent company), for compliance with regulations established by Corporation Law in art. 264 of Law nº 6404/76, of December 15, 1976.

Source of information and base date

•	The audited financial statements of VCP and of its subsidiaries as of December 31, 2008, which is the base date of this Appraisal Report, were used as a starting point.

•

The work was also based on interviews with Company Management, on management data, additional written or verbal information, provided by the Company, trial balances, projection of results prepared by Company Management, projections of economic indicators derived from futures contracts and others traded at BM&F and on projections of market indicators disclosed by Bloomberg.

Use and disclosure of the report

•	This Appraisal Report should be used exclusively in the context of the Mergers of Shares of Aracruz by VCP.

•

This Appraisal Report cannot be circulated, copied, published or in any way used, neither can it be filed, included or referred to in whole or in part in any document without the prior consent of KPMG, although its use by third parties is allowed under the strict terms of article 264 of Law 6404/76.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	9

2. Executive summary (cont’d)	Free translation of the original document in Portuguese

Valuation criteria

•

The criterion of appraisal of the Shareholders’ Equity at Market Prices was applied to the calculation of the market value of the Company’s shareholders’ equity, considering assets and liabilities recorded in its financial statements of December 31, 2008.

•	The application of this criterion took the book values of assets and liabilities as a starting point and requires adjustments in some of these items to reflect their probable realization value.

•	Some of the main parameters that were observed for the execution of this assignment, as described in CVM Instruction CVM 436, are presented below:

1.	The value of shareholders’ equity appraised at market prices was estimated with a basis on the sale or the settlement of the assets and liabilities separately under the following conditions:

a.	The market value should correspond to the value expressed in cash or equivalent at which the property (or any other asset or liability) could be exchanged between a willing buyer and a willing seller, with reasonable knowledge of both and without compulsion for purchase or sale by one of by both; e

b.	The value of the assets should be appraised in reference to the market prices under conditions of orderly settlement, or of “current cash equivalents”, in other words, the settlement value under forced sale conditions should not be considered, at any cost.

2.	The report summarizes the asset and liability items estimated in conditions of trade with debtors and creditors and contains the justification and appraisal criteria for each item, monetary and non-monetary, which were only grouped in conditions of similarity and relevance of the item.

3.	The following appraisal bases were observed in the different classes of items:

a.	Monetary assets, such as cash, cash equivalents and receivables, were appraised at fair value, that is, the amount at which an asset could be traded between independent and interested parties, familiar with the subject and willing to negotiate, in a normal transaction, without favors and with exemption of other interests. In cases where it was not possible to identify the market, these items were appraised through calculation of the present value of receipts in order to reflect the current market appraisals regarding the time value of money and the specific risks;

b.	Non-monetary assets, such as inventories, land, buildings, property, machinery and facilities, besides intangible assets like brands and patents, were appraised by the probable realization value.

c.	Monetary liabilities, such as debts, and payables, were appraised at fair value, as defined in letter “a” of this item.

d.	Contingencies were appraised according to the outcome expected by Company Management and/or its legal counsel.

4.	The statement of the Shareholders’ Equity at Market Price summarizes assets and liabilities in a deductible manner, with Shareholders’ Equity at Market Prices remaining which, divided by the number of shares, will indicate the Shareholders’ Equity at Market Prices per share.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	10

2. Executive summary (cont’d)	Free translation of the original document in Portuguese

Main procedures

•	In order to fulfill the requirements presented previously, the work involved the following main procedures:

•	Reading of the Company’s trial balances;

•	Analysis of the asset and liability accounts recorded in the financial statements of the Company;

•	Discussions and obtainment of additional information from Company Management;

•	Calculation of the market value of items whose book values were identified as being different from their respective market values;

•	Adjustment of the financial statements based on the result of the market value calculations;

•	Adjustment of the Company’s fixed assets at their respective market values based on the appraisal report prepared by the specialists engaged by the Company; and

•	Calculation of the of the Shareholders’ Equity at Market Prices of the Company and of its subsidiaries.

•	The procedures applied to the adjustment of assets subject to appraisal at market prices are described in Chapter 4 of this report.

Subsequent events

•	This appraisal does not reflect events occurring after the date of issuance of this report.

•

It is worth emphasizing that the appraisal of Shareholders’ Equity at Market Prices of VCP was impacted by the appraisal of Shareholders’ Equity at Market Prices of Aracruz, whose report was issued by KPMG on the same date as this one. The appraisal of Aracruz considered the renegotiation of its financial liabilities executed with certain creditor banks, whose debt renegotiation contract was signed on May 13, 2009.

•

As per a specific request from Company Management, the Shareholders’ Equity at Market Price of the Company was appraised considering the percentage of interest of VCP in Aracruz as of December 31, 2008, without considering the increases of VCP’s interest in Aracruz that occurred subsequent to that date. Potential effects of the increase of VCP’s interest in Aracruz influence the amount of Shareholders’ Equity at Market Prices of VCP.

•

Any other relevant events that have occurred between the base date of the appraisal and the date of issuance of this document and that have not been communicated to KPMG might affect the appraisal result.

•

With the exception of the increases of VCP’s interest in Aracruz and the formalization, by the Management of Aracruz, of the renegotiation of financial liabilities with certain creditor banks whose debt renegotiation contract was signed on May 13, 2009, up to the date of issuance of this report, KPMG Corporate Finance was not aware of any other event that could substantially alter the result of this appraisal.

•	KPMG was not charged with the task of updating this report after the date of its issuance.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	11

2. Executive summary (cont’d)	Free translation of the original document in Portuguese

Conclusion

•

Based on the objective of this appraisal, on the criteria used and their respective assumptions, the estimated Shareholders’ Equity at Market Prices of the Company on December 31, 2008, according to its corporate structure on this date, in our opinion is as follows (in thousands of shares):

Shareholders’ Equity at Market Prices

Quantity of shares (1)	201,361

Shareholders’ Equity - Book Value (in R$)	4,149,155,811

Value per share - Book Value (in R$)	20.606

Shareholders’ Equity at Market Prices	5,941,286,655

Value per share - Shareholders’ Equity at Market Prices (in R$)	29.506

Note (1): Source - Company

•

The market prices of the fixed assets and inventories of spare parts and storeroom of the Company and its subsidiaries were not subject to appraisal by KPMG. We limited our work to the compilation of sums reported in the appraisal reports issued by DTT.

•

We emphasize that the understanding of the conclusion of this report will only occur through the full reading of its text and of its appendices, and that readers should therefore not take conclusions from its partial reading.

•	KPMG Corporate Finance declares, for the appropriate purposes, that it does not have any direct or indirect interests in the Company or in the operation for which this report is intended.

•	In addition, it informs that its partners and directors and officers involved have not established any type of limitation on the performance of the work executed.

•	KPMG Corporate Finance was not charged with the task of updating this report after the date of its issuance.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	12

Contents	Free translation of the original document in Portuguese

	Glossary		3

1.	Relevant notes		5

2.	Executive summary		9

3.	Information about the appraiser		14

4.	Information about the Company		17

5.	Appraisal of shareholders’ equity at market prices		26

6.	Conclusion		35

	Attachments

	I.	Shareholders’ Equity at Market Prices of VCP on December 31, 2008	37

	II.	Macroeconomic market data used in the projections	46

	III.	Résumés	49

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	13

3. Information about the appraiser	Free translation of the original document in Portuguese

•

The member firms of KPMG International are among the leaders in the global market of mergers and acquisitions. According to the independent survey of Thomson Financial Securities Data, the member firms of KPMG International were the number one financial advisor in a quantity of transactions concluded in nine of the twelve years as of 1994, having ranked second in the years in which it did not achieve leadership. From 2003 to 2006, they lead this ranking by a wide margin. After being vice leader in this ranking in 2007, KPMG International became the leader once again in 2008, year in which it advised 390 concluded merger and acquisition transactions. KPMG has received various awards in the last few years, of which the most recent was the title of “Advisor of the year in the European market of mid-sized companies” from Thomson Financial Acquisitions Monthly 2006 Awards.

•

At present KPMG Corporate Finance no Brasil reckons with a team of approximately 50 highly qualified professionals, including 8 partners, 4 executive officers and 9 managers allocated at the São Paulo and Rio de Janeiro offices.

Internal process of approval of the appraisal report

•

The appraisal of Shareholders’ Equity at Market Prices of the Company was executed by a team of highly qualified consultants, whereas the work was supervised and reviewed constantly by the partner and by the director in charge of the engagement. The work team was also comprised of a review partner and a manager. The approval of the appraisal report only occurred after the revisions by the engagement partner, the review partner, the director and the manager.

Identification and qualification of the professionals involved

•

Luis Augusto Motta Pinto da Luz and Luiz Renato Guimarães Pereira coordinated and took part in the development of the appraisal presented in this Report and are responsible for it. See résumés of these professionals in Attachment III.

Declarations of the appraiser

•	KPMG Corporate Finance declares, on July 10, 2009, that:

•	It does not own shares of the Company and of its subsidiaries, or of their partners, executive officers, directors, board members, controlling shareholders or related persons.

•	There are no business and credit relations with the Company that could impact its role as appraiser.

•	There is no conflict of interests that impairs the independence necessary for the performance of its duties in this assignment.

•	The amount charged as remuneration for the services rendered, referring to the preparation of this appraisal report, was R$ 361 thousand.

•

In the last 12 months the amounts received from VCP and from its subsidiaries, as remuneration for services rendered by KPMG, excepting those referring to the preparation of this report, were R$ 637 thousand. This amount includes the fees received from Aracruz referring to the appraisal report of that company, issued on the same date as this one.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	14

3. Information about the appraiser (cont’d)	Free translation of the original document in Portuguese

Experience of the appraiser

•	We present below some of the experiences of KPMG Corporate Finance in appraisals of publicly-held companies in recent years:

Client	Year	Description
Grupo Santander	2008	Appraisal by the Discounted Cash Flow methodology, Adjusted Shareholders’ Equity methodology and by Multiples of Grupo ABN Amro Real, referring to the merger of its operations in Brazil by Grupo Santander.

Paranapanema S.A	2008	Appraisal by the Discounted Cash Flow methodology, referring to the capital increase through issuance of new shares.

SAEPAR Serviços e Participações S.A	2008	Appraisal by the Discounted Cash Flow methodology, referring to the Public Offering of Acquisition of Shares of Sul América Companhia Nacional de Seguros.

Companhia Brasiliana de Energia	2007	Appraisal by the Discounted Cash Flow methodology, for corporate restructuring purposes.

VIVO	2007	Appraisal by the Discounted Cash Flow methodology of the companies Tele Norte Celular Participações S.A and Telemig celular Participações S.A., for compliance with art. 256 of Law n° 6404.

AES Tietê S.A	2007	Appraisal by the Discounted Cash Flow methodology, for fiscal purposes.

Grupo Santander	2006	Appraisal by the methodology of Shareholders’ Equity at Market Prices of the banks: Banco Meridional S.A.; Banco Santander Brasil S.A., Banco Santander S.A. and Banco do Estado de São Paulo S.A. – Banespa; for purposes of restructuring and exchange of shares.

Telefônica Data Brasil Holding S.A	2006	Appraisal by the Adjusted Shareholders’ Equity methodology, referring to the merger process at Telecomunicações de São Paulo.

Telecomunicações de São Paulo S.A	2006	Appraisal by the Adjusted Shareholders’ Equity methodology, referring to the merger process at Telefônica Data Brasil Holding S.A.

Banco do Estado do Ceará S.A	2005	Appraisal for purposes of definition of minimum price for auction of the Bank in the privatization process.

Suzano Bahia Sul Papel e Celulose S.A	2005	Appraisal by the Adjusted Shareholders’ Equity methodology, referring to the acquisition process of Ripasa S.A Celulose e Papel

Ripasa S.A. Celulose e Papel	2005	Appraisal by the Adjusted Shareholders’ Equity methodology, referring to the acquisition process by Suzano Bahia Sul Papel e Celulose S/A and Votorantim Celulose e Papel.

Votorantim Celulose e Papel	2005	Appraisal by the Adjusted Shareholders’ Equity methodology, referring to the acquisition process of Ripasa S.A Celulose e Papel

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	15

Contents	Free translation of the original document in Portuguese

	Glossary		3

1.	Relevant notes		5

2.	Executive summary		9

3.	Information about the appraiser		14

4.	Information about the Company		17

5.	Appraisal of shareholders’ equity at market prices		26

6.	Conclusion		35

	Attachments

	I.	Shareholders’ Equity at Market Prices of VCP on December 31, 2008	37

	II.	Macroeconomic market data used in the projections	46

	III.	Résumés	49

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	16

4. Information about the Company (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Company description

•	VCP was founded over 20 years ago, and recently became the world’s largest producer of pulp and paper, by acquiring control of Aracruz in the first quarter of 2009.

•	With the acquisition of Aracruz, VCP now has a combined annual production capacity of 5.8 million tons, representing a 12% share of the global pulp market.

•

The Company’s operations are integrated and include everything from production of wood-which is the primary raw material-to the distribution of products to the final consumer. Wood production is also undertaken in partnership with rural growers, through special programs to foster tree-farming.

•

As of the end of 2008, VCP (not counting Aracruz) was operating two industrial units in the state of São Paulo (one in Jacarei, where it produces pulp for sale on the market, and the other in Piracicaba, which produces specialty papers); a factory under construction (in Três Lagoas, state of Mato Grosso do Sul, scheduled to go on line in late March 2009); a paper production consortium (Conpacel, in the city of Americana, São Paulo); three forest areas (São Paulo, Mato Grosso do Sul and Rio Grande do Sul); a port terminal in Santos, SP; corporate offices in São Paulo, SP; three sales offices located outside Brazil (Zug, Switzerland; Baltimore, USA; and Shangai, China); a Distribution Center in Campinas, SP, and 19 paper distributor subsidiaries.

Brief history

1988	VCP is founded with the acquisition of the Luiz Antonio Unit, from Celpav, by Grupo Votorantim. At that time, the company had a forest comprised by 80 million eucalyptus trees.

1992	The Company expands its manufacturing complex by acquiring four units from Papel Simão S.A. At the same year, the Company acquires paper distributor KSR.

2001	The company acquires 28% of voting capital of Aracruz Celulose S.A.

2004	Together with Suzano Papel Celulose, VCP acquires Ripasa Celulose e Papel, holding a 50% interest in this company.

2005	VCP becomes signatory of the International Declaration on Cleaner Production, of the United Nations program for the Environment.

2006	The Company exchange assets with International Paper, delivering Luiz Antonio Unit and receiving a pulp plant project in Três Lagoas, and a forest base, both in Mato Grosso do Sul

2007	VCP establishes a joint venture with Finnish company Ahlstrom in the paper segment at Jacareí Unit.

2006	VCP sells its stake in the joint venture of Jacareí unit to its partner Ahlstrom

2009	The Company takes control of Aracruz by acquiring interests of Families Safra, Lorentzen, Almeida Braga and Moreira Salles.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	17

4. Information about the Company (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Corporate Structure

•	The corporate structure of VCP (Votorantim Celulose e Papel S.A.) is presented below, as of December 31, 2008.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	18

4. Information about the Company (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Main Branches of Business Activity

•	VCP works in four main branches within the chain of pulp and paper:

1.	Forestry: VCP’s forest units are a major differential in its business model, providing the essential raw material for the manufacture of pulp and paper, which is eucalyptus wood. Approximately 5,000 professionals, including company employees and outsourcers, work on everything ranging from the process of selecting and planting seedlings, to harvesting and supplying the wood that feeds the VCP industrial units.

2.	Pulp Market: VCP produces bleached eucalyptus pulp for the production of a variety of paper products, either for sale in foreign markets or for use in its own paper production.

3.	Paper: VCP produces printing and writing papers, tissue papers, paperboard, coated papers, carbonless papers, thermal papers, labels, etc.

4.	Distribution: Through its own distribution division, VCP provides its products throughout Brazil. KSR has a history that goes back 35 years, and is the largest distributor of paper and printing products in Brazil.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	19

4. Information about the Company (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Historical Performance

•	The Company’s balance sheet relating to the periods from 2004 to 2008 is presented below:

Balance Sheet of Votorantin Celulose e Papel - BRGAAP in millions of R$ - Annual series

	2004	2005	2006	2007	2008
ASSETS
Current assets	1,189	2,038	2,528	2,059	1,783
Cash and cash equivalents	77	35	69	82	661
Interest earnings bank deposits	323	1,131	1,410	1,234	101
Trade accounts receivable	260	276	217	187	221
Inventories	346	367	432	328	451
Deferred IRPJ and CSLL	—	16	98	14	100
Recoverable taxes	130	134	201	126	171
Swap Contract Credits	—	—	—	—	—
Other	53	79	100	88	78
Noncurrent assets	1,049	731	377	451	886
Swap Contract Credits	71	—	—	—
Interest earnings bank deposits	751	452	170	—
Recoverable taxes	86	72	53	120	160
Deferred IRPJ and CSLL	55	177	116	200	658
Other accounts receivable	86	30	37	130	68
Permanent assets	4,751	5,693	6,359	8,492	8,795
Investments	1,026	1,683	2,248	1,984	144
Property, plant and equipment	3,652	3,931	4,036	6,451	8,026
Deferred charges	73	79	76	55	—
Intangible assets	—	—	—	—	625

TOTAL ASSETS	6,989	8,462	9,264	11,002	11,464

LIABILITIES
Current liabilities	1,257	820	1,468	1,234	2,554
Suppliers	118	149	237	246	153
Loans and financing	790	270	668	543	2,032
Salaries and social security charges	41	46	42	41	53
Taxes and rates payable	21	50	72	11	7
IRPJ/CSLL Provision	47	—	—	28	5
Swap Contract Obligations	—	15	122	7	225
Interest on Capital/Dividends	209	240	275	322	1
Other	31	50	51	35	78
Noncurrent liabilities	1,815	3,480	2,680	4,135	4,778
Loans and financing	1,510	3,007	2,412	2,119	2,709
Obligations Swap contracts	—	200	94	—	8
Provision for contingencies	275	202	122	94	72
Deferred IRPJ and CSLL	30	22	—	98	160
Other	—	49	52	1,824	1,829
Shareholders’ equity	3,917	4,162	5,116	5,632	4,132
Capital	2,479	2,479	3,052	3,052	3,052
Capital reserve	70	71	84	84	3
Revaluation reserve	32	29	16	14	12
Legal reserve	147	175	206	247	—
Unrealized profit reserve	1,189	1,408	1,758	2,235	1,065

TOTAL LIABILITIES	6,989	8,462	9,264	11,002	11,464

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	20

4. Information about the Company (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Historical Performance (cont’d)

•	We present below the Income Statements of the Company for the periods from 2004 to 2008:

BRGAAP in millions of R$	2004	2005	2006	2007	2008
Net revenue	2,982	2,772	2,892	2,614	2,487
Domestic market	1,530	1,399	1,519	1,399	1,320
Foreign market	1,452	1,373	1,374	1,215	1,167
Cost of goods sold	(1,510)	(1,573)	(1,721)	(1,715)	(1,688)
Gross income	1,472	1,199	1,172	899	799
Sales Expen.	(352)	(335)	(296)	(269)	(259)
Administrative Expenses	(116)	(132)	(136)	(123)	(132)
Financial income	(143)	(121)	(8)	572	(1,515)
Equity accounting	128	119	135	43	(492)
Amortization of goodwill	(109)	(121)	(163)	(276)	(163)
Other Operating Income (Expen)	(9)	(65)	(21)	(28)	(23)
Operating income	871	544	683	817	(1,785)
Nonoperating Income	(5)	(14)	(15)	153	(6)
LAIR	866	530	668	970	(1,791)
Income Tax/Social Contribution	(76)	19	(10)	(132)	479
Net Income for the Year	790	549	658	838	(1,312)
Accumulated depreciation and exhaustion	274	292	394	278	310
EBITDA	1,269	959	1,113	757	695

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	21

4. Information about the Company (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Information on the pulp and paper market

•

The competitiveness of the world’s pulp producers depends on climatic factors, soil conditions, and development of technology to increase productivity and production sustainability, based on forests planted primarily with eucalyptus and pine trees.

•

The Brazilian pulp and paper sector is one of the most competitive in the world. As a predominantly tropical country, Brazil has a climate and soils that are extremely conducive to tree farming. As a result of these advantages, Brazil is the world’s sixth largest producer of eucalyptus short fiber pulp—which provides high-quality paper—and the eleventh largest producer of paper.

•	The global ranking of major pulp and paper producing countries is shown below (base year 2007):

World’s largest producers of cellulose and Paper - 2007 (in thousands of metric tons)

Pulp			Paper
#	Country	Volume	Country	Volume
1	USA	53,215	USA	84,073
2	Canada	23,677	China	65,000
3	China	18,160	Japan	31,106
4	Finland	13,066	Germany	22,655
5	Sweden	12,240	Canada	18,170
6	Brazil	11,998	Finland	14,151
7	Japan	10,884	Sweden	12,066
8	Russia	7,370	South Korea	10,703
9	Indonesia	5,672	Italy	10,009
10	Chile	3,550	France	10,006
11	India	3,250	Brazil	9,008

Total worldwide		192,177	Total worldwide	381,551

Source: RISI

•	In all, 12 million tons of pulp and 9 million tons of paper were produced in Brazil, representing a growth of 7.3% and 3.2% (respectively) in relation to the total produced in 2006.

•	Data on Brazilian pulp and paper production are presented below:

Brazilian Pulp and Paper Production

(in millions of metric tons per year)

Source: Bracelpa

•

According to the Brazilian Pulp and Paper Association (Bracelpa), focusing on the international market-taking advantage of the strong growth of emerging economies-was a wise strategy for the Brazilian paper industry.

•

The increase of income in these economies has generated an expansion in consumption of items originating from forest-based industries, such as wood for construction and paper for the produce of books, notebooks, packaging materials, particularly to destinations such as China, India and Eastern Europe

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	22

4. Information about the Company (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

•	The production of pulp paper is largely concentrated in the hands of a few (but major) competitors, as can be seen in the table below:

Major classifications of the Pulp and Paper Industry

Company	Headquarters	Sales	Adj. Net Income	Adj. SE	Sales Margin
		(in R$ million)	(in R$ million)	(in R$ million)	(in %)
Suzano	BA	3,984.7	645.5	4,726.1	16.2%
Klabin	SP	3,528.4	631.7	2,929.1	17.9%
VCP	SP	2,763.0	538.0	5,874.2	19.5%
Aracruz	ES	2,641.2	887.1	5,689.7	33.6%
Duratex	SP	2,250.1	240.9	1,583.8	10.7%
International Paper	SP	2,046.2	20.8	3,702.3	1.0%
Ripasa	SP	1,468.3	61.9	1,126.4	4.2%
Cenibra	MG	1,331.3	309.9	1,141.2	23.3%
Veracel	BA	853.1	64.6	2,486.3	7.6%
Satipel	SP	565.0	43.6	504.5	7.7%
Celulose Irani	RS	453.2	25.7	115.4	5.7%
Berneck painéis e Serrados	PR	402.9	67.1	736.0	16.7%
Plantar	MG	232.2	24.0	97.8	10.3%

Source: Bracelpa

•	Data on Brazilian paper production, imports and exports are presented below:

Paper production in metric tons (2007)

Printing Paper	143,523
Printing and Writing Paper	2,493,236
Paper for Packaging	4,367,365
Tissue paper	812,594
Letter Paper	635,999
Paperboard	46,275
Other	466,978

Total	8,965,970

Source: SECEX

Paper (‘000 Tons)

	2006 (12m)	2007 (12m)%		2007 (Jan - Jul)	2008 (Jan - Jul)%
Production	8,725	8,965	2.8%	5,234	5,332	1.9%
Imports	967	1,097	13.4%	575	756	31.5%
Exports	1,990	2,006	0.8%	1,229	1,216	-1.1%

Source: SECEX

•	Data on Brazilian paper production, imports and exports are presented below:

Production of Cellulose Paste in metric tons (2007)

Long Fiber	1,443,606
Bleached	75,043
Non-bleached	1,368,563
Short fiber	9,962,672
Bleached	9,563,080
Non-bleached	399,592
P.A.R.	509,778

Total	11,916,056

Source: SECEX

Pulp (‘000 Tons)

	2006 (12m)	2007 (12m)%		2007 (Jan - Jul)	2008 (Jan - Jul)%
Production	11,180	11,916	6.6%	6,849	7,638	11.5%
Imports	362	346	-4.4%	160	175	9.4%
Exports	6,246	6,584	5.4%	3,212	4,384	36.5%

Source: SECEX

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	23

4. Information about the Company (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

•	Data on the trade balance of Brazilian pulp and paper are presented below:

Trade Balance of the Pulp/Paper Sector US$ millions FOB

	2006	2007	%	2007 (Jan - Jul)	2008	%
Exports	4,005	4,726	18.0%	3,117	3,974	27.5%
Pulp	2,484	3,024	21.7%	1,962	2,656	35.4%
Paper	1,521	1,702	11.9%	1,155	1,318	14.1%
Imports	1,125	1,318	17.2%	820	1,096	33.7%
Pulp	213	232	8.9%	148	177	19.6%
Paper	912	1,086	19.1%	672	919	36.8%
Balance	2,880	3,408	18.3%	2,297	2,878	25.3%
Pulp	2,271	2,792	22.9%	1,814	2,479	36.7%
Paper	609	616	1.1%	483	399	-17.4%

Source: SECEX

•

Brazilian pulp and paper companies have increased the trade balance: US$ 4.7 billion were exported in 2007, reaching a trade surplus of US$ 3.4 billion (8.5% of Brazil’s US$ 40 billion trade balance in 2007).

•

In the first two quarters of 2008, the sector accounted for US$ 2.878 billion out of Brazil’s US$ 11.3 billion trade balance. Exports of pulp were up 35.4% in relation to the same period last year, reaching US$ 2.656 billion, and paper exports totaled US$ 1.318 million, showing a 14.1% increase over the same period last year.

•

The industry depends on exports; around 55% of pulp production and 22% of paper production was exported in 2007. The factors that influence the price under these conditions include variations in the exchange rate, global economic activity, and the increase or decrease of worldwide demand.

•

The weakening of the global economy has besieged the pulp and paper sector. In both August and September 2008, there was an 8% drop in shipments. With this fall in the demand for paper products for the office supply and publishing sectors, the demand for pulp has also fallen, and producers were left with inventory levels 25% higher than 12 months ago. In late August the product remained in stock for an average of 33 days, but by August 2008 this figure had jumped to 45 days.

•	The changes in the price of pulp is shown below:

Changes in the Price of Pulp

(US$ per metric ton)

Source: Bloomberg

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	24

Contents	Free translation of the original document in Portuguese

	Glossary	3

1.	Relevant notes	5

2.	Executive summary	9

3.	Information about the appraiser	14

4.	Information about the Company	17

5.	Appraisal of shareholders’ equity at market prices	26

6.	Conclusion	35

	Attachments

I.	Shareholders’ Equity at Market Prices of VCP on December 31, 2008	37

II.	Macroeconomic market data used in the projections	46

III.	Résumés	49

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	25

5. Appraisal of shareholders’ equity at market prices	Free translation of the original document in Portuguese

General Assumptions

•	For adjustments calculation, when applicable, between the book balance and the market value of assets and liabilities, we executed the following procedures:

•

Projection of the realization or settlement of the account balances, considering when appropriate the interest and/or correction rates levied, and discount at present value using a specific discount rate that reflects the current market evaluations concerning the time value of money and the specific risks.

•	The market values of fixed assets and spare parts inventory accounts were estimated with a basis on the appraisal results of specialized third parties.

•	Adjustments in the amounts of investments in subsidiary or associated companies, based on the equity accounting method, going from Shareholders’ Equity at Market Prices of the subsidiaries.

•

The tax credits or debits were adjusted according to use or payment following the orderly settlement criterion. These credits, when possible, were considered to offset any taxes resulting from the capital gains identified with appraised assets and liabilities.

Definition of discount rate

•

We used the rate of 100% of the projected future (in nominal terms) Interbank Deposit Certificate (CDI) according to market expectations implicit in the future contracts of CDI traded at BM&F, as of June 30, 2009.

Other rates and indexes

•

Market expectations implicit in the future contracts of BM&F relating to foreign exchange and TJLP and data disclosed at Bloomberg referring to the Libor future contracts, as of June 30, 2009, were also used in the calculations.

Adjustments of assets and liabilities at market prices

•

For calculation of the market value of the assets and liabilities of the Company and its subsidiaries identified as susceptible to relevant adjustments, the following criteria were applied for these assets and liabilities to be reflected by their respective realization values:

Trade accounts receivable - Domestic Market

•	Nature of balance: referring to trade accounts receivable generated in domestic market operations.

•	Adjustment criteria: discount at present value according to their periods of receipt and CDI rate projected for the period (Source: BM&F).

•	Amount of Adjustment:

•	Reduction of nine hundred twenty-nine thousand reais (R$ 929 thousand) in the accounts receivable of VCP; and

•	Reduction of two thousand reais (R$ 2 thousand) in the accounts receivable of Asapir.

Trade accounts receivable - Foreign Market

•	Nature of balance: referring to trade accounts receivable generated in foreign market operations.

•	Adjustment criteria: discount at present value according to their periods of receipt, CDI rate and exchange rate projected for the period (Source: BM&F).

•	Amount of Adjustment:

•	Increase of forty-seven thousand reais (R$ 47 thousand) in accounts receivable of VCP; and

•	Increase of two hundred thirty-one thousand dollars (US$ 231 thousand) in the accounts receivable of VCP OH Limited.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	26

5. Appraisal of shareholders’ equity at market prices (cont’d)	Free translation of the original document in Portuguese

Clients - Bank receivables operations

•	Nature of balance: referring to FDIC receivables operation whose operation was finalized.

•	Adjustment criteria: does not have market value due to the impossibility of realization of the book value.

•	Amount of Adjustment:

•	Reduction of one hundred seventy-three thousand reais (R$ 173 thousand) in the Bank receivables operations account of VCP.

Inventories - Raw material

•	Nature of balance: referring to inventory of raw material necessary for the operation.

•	Adjustment criteria: valued at replacement cost based on the price of the last purchase.

•	Amount of Adjustment:

•	Increase of one million, six hundred ninety-one thousand reais (R$ 1,691 thousand) in the raw material inventory of VCP; and

•	Reduction of four thousand reais (R$ 4 thousand) in the raw material inventory of VCP-MS.

Inventories - Finished product

•	Nature of balance: referring to inventory of finished product generated by the actual operation.

•	Adjustment criteria: valued at the sale price net of taxes, commercial expenses and profit margin.

•	Amount of Adjustment:

•	Reduction of three hundred thirty-nine thousand reais (R$ 339 thousand) in the finished product inventory of VCP; and

•	Reduction of eighty thousand dollars (US$ 80 thousand) in the finished product inventory of VCP OH Limited.

Inventories - Good for resale

•	Nature of balance: referring to inventory of products for resale from the operations of the KSR Distribuidora business unit.

•	Adjustment criteria: valued at the sale price net of taxes, commercial expenses and profit margin.

•	Amount of Adjustment:

•	Reduction of one million, three hundred twenty-seven thousand reais (R$ 1,327 thousand) in the inventory of goods for resale of VCP.

Inventories - Semi-finished products

•	Nature of balance: referring to inventory of semi-finished products generated by the actual operation.

•	Adjustment criteria: valued at the sale price net of taxes, commercial expenses and profit margin, deducted the cost for transformation into finished product.

•	Amount of Adjustment:

•	Increase of one million, three hundred fifty-four thousand reais (R$ 1,354 thousand) in the inventory of semi-finished products of VCP; and

•	Increase of one hundred ninety-three thousand reais (R$ 193 thousand) in the inventory of semi-finished products of VCP-MS.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	27

5. Appraisal of shareholders’ equity at market prices (cont’d)	Free translation of the original document in Portuguese

Inventories - Maintenance materials

•	Nature of balance: referring to the inventory of maintenance spare parts of fixed assets and storeroom inventory.

•	Adjustment criteria: appraised at market value as of December 31, 2008, pursuant to appraisal report of DTT.

•	Amount of Adjustment:

•	Increase of one million, nine hundred twenty-nine thousand reais (R$ 1,929 thousand) in the inventory of semi-finished products of VCP

ICMS recoverable

•	Nature of balance: referring to ICMS credits generated by the actual operation.

•

Adjustment criteria: appraised based on the orderly settlement context where aforesaid credits would be realized by the settlement of the companies’ inventories. The portion not realized upon the sale of inventories was reverted as there is no market value for such balances.

•	Amount of Adjustment:

•	Reduction of ninety-nine million, one hundred seventy-seven thousand reais (R$ 99,177 thousand) in the ICMS recoverable of VCP;

•	Reduction of five million, four hundred eighty-three thousand reais (R$ 5,483 thousand) in the ICMS recoverable of VCP-MS; and

•	Reduction of nine hundred seventy-six thousand reais (R$ 976 thousand) in the ICMS recoverable of Asapir.

COFINS recoverable

•	Nature of balance: referring to COFINS credits generated by the actual operation.

•

Adjustment criteria: appraised based on the orderly settlement context where aforesaid credits would be realized by the settlement of the companies’ inventories. The unrealized portion was used to discount income tax and social contribution due on the capital gain determined. Any residual values are considered unrealizable.

•	Amount of Adjustment:

•	Reduction of twenty-one million, two hundred eighty-four thousand reais (R$ 21,284 thousand) in the COFINS recoverable of VCP; and

•	Reduction of seven million, five hundred forty-six thousand reais (R$ 7,546 thousand) in the COFINS recoverable of VCP-MS.

IPI recoverable

•	Nature of balance: referring to IPI credits generated by the actual operation.

•

Adjustment criteria: appraised based on the orderly settlement context where aforesaid credits would be realized by the settlement of the companies’ inventories. The unrealized portion was used to discount income tax and social contribution due on the capital gain determined. Any residual values are considered unrealizable.

•	Amount of Adjustment:

•	Reduction of twelve million, one hundred ninety-six thousand reais (R$ 12,196 thousand) in the IPI recoverable of VCP.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	28

5. Appraisal of shareholders’ equity at market prices (cont’d)	Free translation of the original document in Portuguese

ICMS recoverable on fixed assets

•	Nature of balance: referring to ICMS credits generated in the acquisition of fixed assets.

•

Adjustment criteria: valued taking into consideration the orderly settlement of the companies where said assets would be resold, accordingly, the credits corresponding to said transactions would have no market value.

•	Amount of Adjustment:

•	Reduction of thirty-four million, three hundred sixteen thousand reais (R$ 34,316 thousand) in the ICMS recoverable on fixed assets of VCP; and

•	Reduction of one million, two hundred sixty-three thousand reais (R$ 1,263 thousand) in the ICMS recoverable on fixed assets of VCP-MS.

PIS and COFINS recoverable on fixed assets

•	Nature of balance: referring to PIS and COFINS credits generated in the acquisition of fixed assets.

•

Adjustment criteria: valued taking into consideration the orderly settlement of the companies where said assets would be resold, accordingly, the credits corresponding to said transactions would have no market value.

•	Amount of Adjustment:

•	Reduction of fifteen million, fifty-three thousand reais (R$ 15,053 thousand) in PIS and COFINS recoverable on fixed assets of VCP; and

•	Reduction of four hundred twenty-five thousand reais (R$ 425 thousand) in the PIS / COFINS recoverable on fixed assets of VCP-MS.

Deferred Income Tax and Social Contribution Assets

•	Nature of balance: referring to Deferred Income Tax and Social Contribution that cannot be used due to the orderly settlement of the Company and of its subsidiaries.

•

Adjustment criteria: valued taking into consideration the orderly settlement of the companies where the respective tax credit was used to offset the taxes due upon the determination of capital gain/loss.

•	Amount of Adjustment:

•	Reduction of two hundred thirty-nine million, six hundred ninety-five thousand reais (R$ 239,695 thousand) in deferred income tax and social contribution assets of VCP.

Expenses of future periods

•	Nature of balance: referring to bank charges incurred and paid at the time a loan is signed and that are being amortized over the validity period of the contract.

•

Adjustment criteria: balances were considered null, as they have no market value or their realization/sale is improbable. In general they refer to expenditures already realized and not incurred in accounting terms the amortization of which is being performed gradually.

•	Amount of Adjustment:

•	Reduction of four million, six hundred three thousand reais (R$ 4,603 thousand) in the expenses of future periods of VCP;

•	Reduction of three million, nine hundred eighty-eight thousand reais (R$ 3,988 thousand) in the expenses of future periods of VCP-MS; and

•	Reduction of fourteen million, eight hundred twenty-one thousand reais (R$ 14,821 thousand) in the expenses of future periods of VOTO IV.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	29

5. Appraisal of shareholders’ equity at market prices (cont’d)	Free translation of the original document in Portuguese

Account receivable from Associated Companies

•	Nature of balance: refers to loan receivable with associated companies.

•

Adjustment criteria: appraised based on the projection of the payment flows of these financial operations according to their respective rates, indexes and other contractual terms, and their discounting at present value based on the CDI rate and on the foreign exchange projected for the period.

•	Amount of Adjustment:

•	Increase of nineteen million, seven hundred four thousand dollars (US$ 19,704 thousand) in the balance of amounts receivable from associated companies of VOTO IV.

Fixed assets

•	Nature of balance: referring to the fixed assets of the Company.

•	Adjustment criteria: appraised at market price as of December 31, 2008, by means of the appraisal report of DTT.

•	Amount of Adjustment:

•	Increase of eight hundred eighty million, nine hundred eighty seven thousand reais (R$ 880,987) in the fixed assets of VCP; and

•	Increase of two hundred twenty-two million, five hundred fifty-three thousand reais (R$ 222,553 thousand) in the fixed assets of VCP-MS.

Advance to suppliers - eucalyptus

•	Nature of balance: referring to operating and/or financial advances to eucalyptus suppliers.

•	Adjustment criteria: valued according to the cubic meters of wood contracted on the date the contract is formally drawn up in keeping with the current values of wood contracted by the Company.

•	Amount of Adjustment:

•	Increase of twenty-four million, sixty-five thousand reais (R$ 24,065 thousand) in the advance to suppliers - eucalyptus of VCP; and

•	Increase of twelve million, three hundred twenty-one thousand reais (R$ 12,321 thousand) in the advance to suppliers - eucalyptus of VCP-MS.

Investments - Interest in associated and subsidiary companies

•	Nature of balance: referring to the Company’s interest in its subsidiaries, adjusted with a basis on the equity accounting method.

•

Adjustment criteria: the book value contained in the balance sheet of the Company subsidiaries were adjusted to market value, using the same criteria adopted for the Company, reflected in its shareholders’ equity based on the equity accounting method, adopting as a basis the Shareholders’ Equity at Market Prices of its subsidiaries, and the respective adjustments made in each one of them.

•	Amount of Adjustment:

•	Increase of three hundred thirty-four million, seven hundred seventy-one thousand reais (R$ 334,771 thousand) in the interest in associated and subsidiary companies of VCP;

•	Increase of two hundred ninety-five thousand reais (R$ 295 thousand) in the interest in associated and subsidiary companies of Normus; and

•	Increase of one hundred twenty-six million, ninety-eight thousand dollars (US$ 126,098 thousand) in the interest in associated and subsidiary companies of Newark.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	30

5. Appraisal of shareholders’ equity at market prices (cont’d)	Free translation of the original document in Portuguese

Investments - Interest in investment funds and other companies

•	Nature of balance: referring to interest in investment funds and other companies adjusted with a basis on the investment cost method.

•	Adjustment criteria: does not have market value due to the impossibility of realization of the book balance.

•	Amount of Adjustment:

•	Reduction of one hundred eighty-two thousand reais (R$ 182 thousand) in the interest in investment funds and other companies of VCP.

Investments - Goodwill / Negative Goodwill on acquisition of shares

•

Nature of balance: referring to goodwill / negative goodwill generated in the acquisition operations of Ripasa S/A Papel e Celulose (premium) swap of assets involving the acquisition of VCP-MS (discount) and acquisition of holdings in Aracruz in 2001.

•

Adjustment criteria: balances were considered null, as they have no market value or their realization/sale is improbable. In general they refer to expenditures already realized and not incurred in accounting terms the amortization of which is being performed gradually.

•	Amount of Adjustment:

•	Increase of one billion, three hundred five million, five hundred eighty-seven thousand reais (R$ 1,305,587 thousand) in the goodwill / negative goodwill at VCP; and

•	Reduction of fifty-three million, eight hundred sixty-five thousand dollars (US$ 53,865 thousand) in the goodwill / negative goodwill at Newark.

Suppliers - Domestic Market

•	Nature of balance: referring to accounts payable generated by domestic market operations.

•	Adjustment criteria: discount at present value according to their periods of receipt and CDI rate projected for the period (Source: BM&F).

•	Amount of Adjustment:

•	Reduction of two hundred sixty-seven thousand reais (R$ 267 thousand) at suppliers - domestic market of VCP; and

•	Reduction of twelve thousand reais (R$ 12 thousand) at suppliers - domestic market of VCP-MS.

Suppliers - Foreign Market

•	Nature of balance: referring to accounts payable generated by foreign market operations.

•	Adjustment criteria: discount at present value according to their periods of receipt, CDI rate and exchange rate projected for the period (Source: BM&F).

•	Amount of Adjustment:

•	Reduction of five thousand reais (R$ 5 thousand) in the account of Suppliers- foreign market of VCP.

Accrual for future site restoration

•	Nature of balance: referring to accrual for future site restoration of the industrial facilities of VCP to be incurred.

•

Adjustment criteria: balances were considered null, as they have no market value or their realization/sale is improbable. In general they refer to expenditures already realized and not incurred in accounting terms the amortization of which is being performed gradually.

•	Amount of Adjustment:

•	Reduction of one million, two hundred sixty-six thousand reais (R$ 1,266 thousand) in the accrual for future site restoration of VCP.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	31

5. Appraisal of shareholders’ equity at market prices (cont’d)	Free translation of the original document in Portuguese

Profit sharing

•	Nature of balance: referring to senior management bonus which payment is dependent upon a minimum stay of three years at the Company.

•	Adjustment criteria: balances were considered null, as one of these balances would not be settled in a context of orderly settlement.

•	Amount of Adjustment:

•	Reduction of nine hundred fifty-six thousand reais (R$ 956 thousand) in the profit sharing of VCP.

Loans, financing and derivatives

•

Nature of balance: referring to loans and financings in national and foreign currency, such as: BNDES, Pre-payments, ACC, Working Capital, Leasing, and others; and operations with derivatives, such as Target Forward, Non-Derivative Forward, Export Note, Swap, and others.

•

Adjustment criteria: appraised based on the projection of the payment flows of these financial operations according to their respective rates, indexes and other contractual terms, and their discounting at present value based on the CDI rate and on the foreign exchange projected for the period.

•	Amount of Adjustment:

•	Reduction of five hundred four million, six hundred fifty-seven thousand reais (R$ 504,657 thousand) in the loans and financing of VCP;

•	Increase of thirty-eight million, sixty-three thousand reais (R$ 38,063 thousand) in the derivative assets of VCP;

•	Reduction of thirty-five million, four hundred two thousand reais (R$ 35,402 thousand) in the loans and financings of VCP-MS; and

•	Increase of nineteen million, seven hundred four thousand dollars (US$ 19,704 thousand) in the loans and financings of VOTO IV.

Taxes, rates and contribution liabilities

•

Considering that part of the adjustments made to the shareholders’ equity of the Company and its subsidiaries would result in a gain for fiscal purposes, the deduction of the tax impact of income tax and social contribution should be considered a negative adjustment factor in the shareholders’ equity of these companies, since upon the realization of the appraised assets and liabilities, the earnings determined as a result of the adjustments will entail a tax debit in addition to those already determined by these companies.

•

For this purpose, we identified adjustments that individually correspond to an expense, as well as others that correspond to revenue, classifying them as either operating or non-operating (considering the definition of non-operating income/expense contained in Law 9249/95).

•

Taking only adjustments of a deductible expense and/or taxable income nature as a basis, we determined taxable earnings. Part of the Company’s earnings was offset with the use of tax loss and negative social contribution basis existing at this company on the base date of this appraisal.

•	The tax impact resulting from the above adjustments in the “Taxes, rates and contributions” account was calculated as a result.

•	Amount of Adjustment:

•	Increase of eight hundred seventy-four million, two hundred forty thousand reais (R$ 874,240) in the “Taxes, rates and contributions” account of VCP;

•	Increase of eighty-five million, six hundred three thousand reais (R$ 85,603 thousand) in the “Taxes, rates and contributions” account of VCP-MS; and

•	Increase of twenty-four thousand dollars (US$ 24 thousand) in the “Taxes, rates and contributions” account of VCP OH Limited.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	32

5. Appraisal of shareholders’ equity at market prices (cont’d)	Free translation of the original document in Portuguese

Adjustments referring to Aracruz

•

The adjustments referring to the assets and liabilities of Aracruz, which are reflected in the Shareholders’ Equity at Market Prices of VCP indirectly through the equity accounting, are described in the “Appraisal Report of Shareholders’ Equity at Market Prices of Aracruz Celulose S.A.”, issued on the same date as this document.

•

It is worth emphasizing that the appraisal of Shareholders’ Equity at Market Prices of Aracruz considered the renegotiation of its financial liabilities that this company carried out with certain creditor banks, whose debt renegotiation contract was signed on May 13, 2009.

•

As per a specific request from Company Management, the Shareholders’ Equity at Market Prices of the Company was appraised considering the percentage of interest of VCP in Aracruz as of December 31, 2008, without considering the increases of VCP’ interest in Aracruz that occurred subsequent to that date. Potential effects of the increase of VCP’s interest in Aracruz influence the amount of Shareholders’ Equity at Market Prices of VCP.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	33

Contents	Free translation of the original document in Portuguese

	Glossary		3

1.	Relevant notes		5

2.	Executive summary		9

3.	Information about the appraiser		14

4.	Information about the Company		17

5.	Appraisal of shareholders’ equity at market prices		26

6.	Conclusion		35

	Attachments

	I.	Shareholders’ Equity at Market Prices of VCP on December 31, 2008	37

	II.	Macroeconomic market data used in the projections	46

	III.	Résumés	49

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	34

6. Conclusion	Free translation of the original document in Portuguese

•

Based on the description contained in all the assignments and in the respective attachments of this report, the estimated value of the Shareholders’ Equity at Market Prices of the Company as of December 31, 2008, according to its corporate structure on this date, in our opinion is five billion, nine hundred forty-one million, two hundred eighty-seven thousand reais (R$ 5,941,287 thousand), whereas the value per share is R$ 29.506.

•

We emphasize that the understanding of the conclusion of this report will only occur through the full reading of its text and of its appendices, and that readers should therefore not take conclusions from its partial reading.

•	KPMG Corporate Finance declares, for the appropriate purposes, that it does not have any direct or indirect interests in the Company or in the operation for which this report is intended.

•	In addition, it informs that the controlling shareholders and directors and officers of the companies involved have not established any type of limitation on the performance of the work executed.

•	KPMG Corporate Finance was not charged with the task of updating this report after the date of its issuance.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	35

Contents	Free translation of the original document in Portuguese

	Glossary		3

1.	Relevant notes		5

2.	Executive summary		9

3.	Information about the appraiser		14

4.	Information about the Company		17

5.	Appraisal of shareholders’ equity at market prices		26

6.	Conclusion		35

	Attachments

	I.	Shareholders’ Equity at Market Prices of VCP on December 31, 2008	37

	II.	Macroeconomic market data used in the projections	46

	III.	Résumés	49

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	36

Attachment I Shareholders’ Equity at Market Prices of VCP on December 31, 2008	Free translation of the original document in Portuguese

•	We present below the calculations of Shareholders’ Equity at Market Prices of VCP and of its subsidiaries:

Adjustments made in the shareholders’ equity of Votorantim Cel e Papel S.A. - in R$

Shareholders’ equity – book value		4,149,155,811

Adjustments in assets		2,159,219,931

Trade accounts receivable - domestic market		(928,831)
Trade accounts receivable - foreign market		46,557
FIDC Receivables		(172,664)
ICMS recoverable		(99,176,908)
COFINS recoverable		(21,284,373)
IPI recoverable		(12,196,088)
ICMS recoverable on fixed assets		(34,316,104)
PIS and COFINS recoverable on fixed assets		(15,053,435)
Inventories - Raw material		1,691,300
Inventories - Finished goods		(339,452)
Inventories - Semi-finished products		1,353,603
Inventories - Maintenance materials		1,929,194
Inventories - Good for resale		(1,327,314)
Expenses of future periods		(4,602,839)
Other investments		(181,500)
Fixed assets		880,987,324
Advance to suppliers - eucalyptus		24,065,069
Derivatives		38,062,787
Goodwill / Negative Goodwill on the acquisition of shares		1,305,587,295
Deferred Income Tax/Social Contribution		(239,694,668)
Equity accounting of subsidiaries		334,770,977

Adjustments in liabilities		(507,151,128)

Loans - Short term + Long term		(504,657,048)
Suppliers - Domestic Market		(267,093)
Suppliers - Foreign Market		(4,892)
Provision for maintenance		(1,266,228)
Profit sharing		(955,867)

Total capital gain net of capital loss	2,666,371,059
Total subject to operating taxation	1,690,307,426
Total subject to non-operating taxation	880,987,324
Total not subject to taxation	95,076,308

Income Tax/Social Contribution on capital gain/loss		(874,240,215)

Operational		(566,522,401)
Non-operational		(307,717,814)

Adjusted shareholders’ equity at market prices		5,941,286,655

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	37

Attachment I Shareholders’ Equity at Market Prices of VCP on December 31, 2008 (cont’d)	Free translation of the original document in Portuguese

Adjustments made in the shareholders’ equity of VCP-MS CEL. S. MAT. LTDA. - in R$

Shareholders’ equity – book value		3,980,791,142

Adjustments in assets		216,358,034

ICMS recoverable		(5,482,731)
COFINS recoverable		(7,546,240)
ICMS recoverable on fixed assets		(1,263,246)
PIS and COFINS recoverable on fixed assets		(425,383)
Inventories - Raw material		(3,853)
Inventories - Semi-finished products		193,207
Prepaid expenses		(3,987,854)
Fixed assets		222,553,069
Advance to suppliers - eucalyptus		12,321,064

Adjustments in liabilities		(35,414,333)

Loans - Short term + Long term		(35,402,167)
Suppliers - Domestic Market		(12,166)

Total capital gain net of capital loss	251,772,367
Total subject to operating taxation	29,219,298
Total subject to non-operating taxation	222,553,069
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		(85,602,605)

Operating		(5,745,399)
Non-operating		(79,857,205)

Adjusted shareholders’ equity at market prices		4,146,960,904

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	38

Attachment I Shareholders’ Equity at Market Prices of VCP on December 31, 2008 (cont’d)	Free translation of the original document in Portuguese

Adjustments made in the shareholders’ equity of Normus Empreendimentos e Participações Ltda. - in R$

Shareholders’ equity – book value		903,899,250

Adjustments in assets		295,493

Equity accounting of subsidiaries and associated companies		295,493

Adjustments in liabilities		—

Total capital gain net of capital loss	295,493
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	295,493

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		904,194,743

Adjustments made in the shareholders’ equity of VCP Overseas Trading KFT - in US$

Shareholders’ equity – book value		42,658,551

Adjustments in assets		—

Adjustments in liabilities		—

Total capital gain net of capital loss	—
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		42,658,551

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	39

Attachment I Shareholders’ Equity at Market Prices of VCP on December 31, 2008 (cont’d)	Free translation of the original document in Portuguese

Adjustments made in the shareholders’ equity of VCP ASIA Shanghai Office - in US$

Shareholders’ equity – book value		(2,372,475)

Adjustments in assets		—

Adjustments in liabilities		—

Total capital gain net of capital loss	—
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		(2,372,475)

Adjustments made in the shareholders’ equity of VCP Overseas Holding Limited - in US$

Shareholders’ equity – book value		296,697,706

Adjustments in assets		150,525

Trade accounts receivable		230,534
Inventories – Finished goods		(80,009)

Adjustments in liabilities		—

Total capital gain net of capital loss	150,525
Total subject to operating taxation	150,525
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		(24,084)

Operational		(24,084)
Non-operational		—

Adjusted shareholders’ equity at market prices		296,824,147

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	40

Attachment I Shareholders’ Equity at Market Prices of VCP on December 31, 2008 (cont’d)	Free translation of the original document in Portuguese

Adjustments made in the shareholders’ equity of Newark Financial Inc - in US$

Shareholders’ equity – book value		(380,261,170)

Adjustments in assets		72,232,937

Equity accounting of subsidiaries and associated companies		126,098,413
Goodwill on Aracruz		(53,865,476)

Adjustments in liabilities		—

Total capital gain net of capital loss	72,232,937
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	72,232,937

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		(308,028,233)

Adjustments made in the shareholders’ equity of VCP North America Inc. - in US$

Shareholders’ equity – book value		692,413

Adjustments in assets		—

Adjustments in liabilities		—

Total capital gain net of capital loss	—
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		692,413

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	41

Attachment I Shareholders’ Equity at Market Prices of VCP on December 31, 2008 (cont’d)	Free translation of the original document in Portuguese

Adjustments made in the shareholders’ equity of VCP Trading NV - in US$

Shareholders’ equity – book value		(6,912,655)

Adjustments in assets		—

Adjustments in liabilities		—

Total capital gain net of capital loss	—
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		(6,912,655)

Adjustments made in the shareholders’ equity of Voto - Voto IV - in US$

Shareholders’ equity – book value		20,515,860

Adjustments in assets		4,882,343

Prepaid expenses – Short term + Long term		(14,821,363)
Account receivable – associated companies		19,703,706

Adjustments in liabilities		19,703,707

Financings – Principal bond		19,703,707

Total capital gain net of capital loss	(14,821,364)
Total subject to operating taxation	(14,821,364)
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		5,039,264
Non-operational		—

Adjusted shareholders’ equity at market prices		5,694,496

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	42

Attachment I Shareholders’ Equity at Market Prices of VCP on December 31, 2008 (cont’d)	Free translation of the original document in Portuguese

Adjustments made in the shareholders’ equity of ASAPIR - in R$

Shareholders’ equity – book value		49,660,000

Adjustments in assets		(978,392)

Trade accounts receivable – domestic market		(2,351)
ICMS recoverable		(976,041)

Adjustments in liabilities		—

Total capital gain net of capital loss	(978,392)
Total subject to operating taxation	(978,392)
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		332,653
Non-operational		—

Adjusted shareholders’ equity at market prices		48,681,608

Adjustments made in the shareholders’ equity of Ripasa International Ltd. - in R$

Shareholders’ equity – book value		7,608,399

Adjustments in assets		—

Adjustments in liabilities		—

Total capital gain net of capital loss	—
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operating		—

Adjusted shareholders’ equity at market prices		7,608,399

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	43

Attachment I Shareholders’ Equity at Market Prices of VCP on December 31, 2008 (cont’d)	Free translation of the original document in Portuguese

Adjustments made in the shareholders’ equity of VCP Terminais Portuários S.A. - in R$

Shareholders’ equity – book value		330,576

Adjustments in assets		—

Adjustments in liabilities		—

Total capital gain net of capital loss	—
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		330,576

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	44

Contents	Free translation of the original document in Portuguese

	Glossary		3

1.	Relevant notes		5

2.	Executive summary		9

3.	Information about the appraiser		14

4.	Information about the Company		17

5.	Appraisal of shareholders’ equity at market prices		26

6.	Conclusion		35

	Attachments

	I.	Shareholders’ Equity at Market Prices of VCP on December 31, 2008	37

	II.	Macroeconomic market data used in the projections	46

	III.	Résumés	49

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	45

Attachment II Macroeconomic market data used in the projections	Free translation of the original document in Portuguese

•	We present below the macroeconomic market data that was used in the calculation of the market prices of the assets and liabilities of the Company and of its subsidiaries:

Maturity	Adjustment price previous	Adjustment price actual	Variation	Amount of adjust. by Contract (R$)
DI1 - overnight DI
N09	99,965.99	99,965.95	-0.04	0.04
Q09	99,183.02	99,181.75	-1.27	1.27
U09	98,494.74	98,491.46	-3.28	3.28
V09	97,811.60	97,810.57	-1.03	1.03
F10	95,784.57	95,778.92	-5.65	5.65
J10	93,742.03	93,735.00	-7.03	7.03
N10	91,532.71	91,541.56	8.85	8.85
V10	89,076.50	89,073.07	-3.43	3.43
F11	86,550.60	86,577.27	26.67	26.67
J11	84,064.64	84,122.01	57.37	57.37
N11	81,605.45	81,661.75	56.3	56.3
V11	79,186.70	79,191.77	5.07	5.07
F12	76,929.10	76,899.77	-29.33	29.33
J12	74,551.73	74,566.71	14.98	14.98
N12	72,192.00	72,305.11	113.11	113.11
V12	69,941.76	69,948.05	6.29	6.29
F13	67,842.37	67,742.56	-99.81	99.81
J13	65,876.82	65,839.17	-37.65	37.65
N13	63,858.31	63,796.47	-61.84	61.84
V13	61,758.37	61,823.42	65.05	65.05
F14	59,776.62	59,615.18	-161.44	161.44
N14	56,510.50	56,205.85	-304.65	304.65
F15	52,585.22	52,578.48	-6.74	6.74
F16	46,502.99	46,548.97	45.98	45.98
F17	41,105.66	41,192.99	87.33	87.33
F18	36,560.74	36,554.27	-6.47	6.47
F22	22,783.93	22,573.30	-210.63	210.63

DOL - Trade dollar
N09	1,964.40	1,951.60	-12.796	639.80
Q09	1,976.65	1,970.64	-6.005	300.25
U09	1,988.20	1,982.33	-5.868	293.40
V09	1,999.45	1,993.56	-5.893	294.65
X09	2,010.08	2,004.28	-5.802	290.10
Z09	2,020.27	2,014.55	-5.724	286.20
F10	2,031.53	2,025.91	-5.621	281.05
G10	2,041.84	2,036.08	-5.762	288.10
H10	2,051.17	2,045.28	-5.889	294.45
J10	2,063.16	2,057.10	-6.052	302.60
K10	2,074.11	2,068.35	-5.765	288.25
N10	2,097.31	2,092.18	-5.132	256.60
U10	2,122.51	2,117.90	-4.613	230.65
V10	2,134.66	2,130.30	-4.363	218.15
X10	2,147.27	2,142.61	-4.662	233.10
Z10	2,159.97	2,155.00	-4.963	248.15
F11	2,174.63	2,169.33	-5.306	265.30
J11	2,213.10	2,207.42	-5.682	284.10
N11	2,253.02	2,245.85	-7.169	358.45
V11	2,287.54	2,284.32	-3.222	161.10
F12	2,326.04	2,323.06	-2.98	149.00
J12	2,361.26	2,358.10	-3.168	158.40
N12	2,404.33	2,396.84	-7.49	374.50
V12	2,441.61	2,440.88	-0.721	36.05
F13	2,483.77	2,483.13	-0.639	31.95
J13	2,518.23	2,518.58	0.351	17.55
V13	2,599.40	2,591.58	-7.827	391.35
J14	2,652.45	2,655.40	2.949	147.45

Source: Bolsa de Mercadorias & Futuros

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	46

Attachment II Macroeconomic market data used in the projections (cont’d)	Free translation of the original document in Portuguese

	Period	Theoretical rate
TJLP
	Dec/09	6.00%
	Dec/10	6.00%
	Dec/11	5.83%
	Dec/12	5.75%
	Dec/13	5.69%
	Dec/14	5.65%
	Dec/15	5.63%
	Dec/16	5.62%
	Dec/17	5.62%
	Dec/18	5.62%
	Dec/19	5.62%
	Dec/20	5.62%

Source: BNDES and Bolsa de Mercadorias & Futuros

Period	Libor 3M	Libor 6M	Libor 1YR
3m	0.82%	0.90%	1.08%
1yr	1.38%	1.53%	1.85%
2yr	2.60%	2.78%	3.09%
3yr	3.71%	3.84%	4.06%
4yr	4.27%	4.38%	4.55%
5yr	4.57%	4.67%	4.79%
6yr	4.81%	4.89%	4.99%
7yr	4.81%	4.90%	4.98%
8yr	4.93%	4.99%	5.03%
9yr	5.05%	5.10%	5.13%
10yr	4.80%	4.84%	4.86%
12yr	5.08%	5.12%	5.13%
15yr	4.51%	4.54%	4.53%
20yr	4.65%	4.67%	4.66%
25yr	4.63%	4.65%	4.64%

Source: Bloomberg

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	47

Contents	Free translation of the original document in Portuguese

	Glossary		3

1.	Relevant notes		5

2.	Executive summary		9

3.	Information about the appraiser		14

4.	Information about the Company		17

5.	Appraisal of shareholders’ equity at market prices		26

6.	Conclusion		35

	Attachments

	I.	Shareholders’ Equity at Market Prices of VCP on December 31, 2008	37

	II.	Macroeconomic market data used in the projections	46

	III.	Résumés	49

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	48

Attachment III Résumés	Free translation of the original document in Portuguese

Luís Augusto Motta Pinto da Luz

Partner - Financial Advisory Services (FAS) - Corporate Finance

Professional qualifications and current responsibilities

•

Luís is a Partner at KPMG Corporate Finance Ltda. He has vast experience in financial projections and services of company assessment and restructuring, as part of the services offered by Corporate Finance, such as support in mergers and acquisitions.

•

He started at KPMG in 2002. From 1987 to 2002, he served in the area of Corporate Finance and Business Advisory at Arthur Andersen, as Director, Manager, and Business Advisory Manager of Corporate Finance, providing advice on mergers and acquisitions, developing projects for economic and financial assessment of companies, feasibility studies and corporate reorganization services, among others, for the following segments: Consumer products (food, beverage, packaging, automotive, household products, textiles, among others); Chemical industry; Telecom and IT (software and hardware); Financial institutions; Health services; and Retail businesses.

•

Moreover, Luís has participated as speaker at various seminars related to mergers and acquisitions: Assessment of Technology Companies (IBC); Negotiation among Entrepreneurs and Investors (SOFTEX/STI 2000 and 2001, and Telexpo 2000); Negotiation of Possible Contingencies in Transactions, Mergers and Acquisitions (JCI Consulting); among others.

Education

•	Graduated in Accounting from FCPES-RJ - Cândido Mendes (Rio de Janeiro), with an Executive MBA in Finance from Universidade de São Paulo (USP).

Languages

•	English: fluent.

•	Spanish: moderate.

Experience

•	Below follow the key public appraisals of public companies covered by Luís:

Company	Operation	Year

Vivo Participações S.A.	Public company merger	2007

Telecomunicações de São Paulo S.A. - Telesp	Public company merger	2006

Telefônica Data Brasil Holdings S.A.	Public company merger	2006

Votorantim Celulose e Papel S.A.	Public company merger	2005

Suzano Bahia Sul Papel e Celulose S.A.	Public company merger	2005

Ripasa S.A. Papel e Celulose	Public company merger	2005

Aracruz Celulose S.A.	Public company merger	2005

Tele Centro Oeste Celular Participações S.A.	Public company merger	2004

Souto Vidigal S.A.	Public share acquisition offering	2003

Ciquine Companhia Petroquímica	Public company merger	2003

Ciquine Companhia Petroquímica	Public share acquisition offering	2002

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	49

Attachment III Résumés (cont’d)	Free translation of the original document in Portuguese

Luiz Renato Guimarães Pereira

Director - Financial Advisory Services (FAS) - Corporate Finance

Professional qualifications and current responsibilities

•

Renato is a director of KPMG Corporate Finance Ltda. and is in charge of coordinating and performing appraisals of companies and businesses, and of company purchase and sale procedures in a number of market segments.

•	He began at KPMG in November 1996. From 1990 to 1996 Renato worked for three Brazilian investment banks, where he acquired great experience in project analysis and business appraisals.

•

In addition to the above-mentioned experience, Renato’s professional resume includes: participation in corporate restructuring procedures; appraisals of trade marks and other intangible assets; credit portfolio appraisals and sale procedures; participation in privatization procedures;

•	Renato attended a number of external and internal courses and seminars in the corporate finance and the financial areas, among which are highlighted:

•	Winning More Business (KPMG) - London, England (2006)

•	Global Advanced Valuation Skills Workshop (KPMG) - Cologne, Germany (2005)

•	Global Advanced Valuation Skills Workshop (KPMG) - Cannes, France (2004)

•	Restructuring Services (KPMG) - Toronto, Canada (1999)

•	Corporate Finance (KPMG) - Brussels, Belgium (1998)

•	Cash flow practical management (IBEF) - Rio de Janeiro (1993)

•	Advanced transactions and strategies in the options and futures markets (IBEF) - Rio de Janeiro (1993)

Formation

•

Specialization in Finance (1997) and a Bachelor’s Degree in Economics (1992), both from Pontifícia Universidade Católica do Rio de Janeiro, e Technician in Data Processing (1989) from Instituto de Tecnologia ORT - Rio de Janeiro.

Languages

•	English: fluent.

•	Spanish: basic.

Experience

•	Below follows a list of the key public appraisals of public companies managed by Renato:

Company	Operation	Year

Telecomunicações de São Paulo S.A. – Telesp	Public company merger	2006

Telefônica Data Brasil Holdings S.A.	Public company merger	2006

Votorantim Celulose e Papel S.A.	Public company merger	2005

Suzano Bahia Sul Papel e Celulose S.A.	Public company merger	2005

Ripasa S.A. Papel e Celulose	Public company merger	2005

Tele Centro Oeste Celular Participações S.A.	Public company merger	2004

Telesp Celular Participações S.A.	Public company merger	2004

Souto Vidigal S.A.	Public share acquisition offering	2003

CDSA - Centrais Elétricas Cachoeira Dourada S.A.	Public share acquisition offering	2001

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	50